FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

An announcement on the appointment of alternate director of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on August 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By	/s/ Huo Haifeng

By	s/ Mok Kam Wan

Name: Huo Haifeng and Mok Kam Wan

Title: Joint Company Secretaries

Date: August 4, 2008

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

ANNOUNCEMENT

Appointment of Alternate Director

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) is pleased to announce that Mr. Woo Chan Lee, who is nominated by Mr. John Lawson Thornton, an independent non-executive director of the Company, has been appointed as alternate director to Mr. John Lawson Thornton with effect from 1 August 2008.

Mr. Woo Chan Lee, 43, has been Managing Director and the head of Asia of JL Thornton & Company since 2006.  He is the senior advisor to Mr. John L. Thornton, the founder of JL Thornton & Company, and leads the firm's commercial, government and non-profit activities in the region with a focus on China, Japan, Korea, Singapore, and Australia.  Mr. Lee served in the United States Department of State from 1990 to 2006.  From 2004 to 2006, he was Counselor at the U.S. Embassy in Canberra, Australia and led a team of U.S. diplomats responsible for overseeing major aspects of the U.S.-Australia relationship.  From 2001 to 2004, he was the Principal Officer of the U.S. Consulate in Fukuoka, Japan, serving as the senior U.S. government official in western Japan.  From 1997 to 2000, he was the First Secretary of the United States Embassy in Beijing, China, where he advised the U.S. President's special envoy for the rule of law and implemented cooperative projects with the Chinese government to assist the strengthening of China's legal system.  Mr. Lee received a B.A., Magna Cum Laude, in East Asian Studies from Yale University in 1987.

As at the date hereof, Mr. Lee does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Mr. Lee is not connected with any directors, senior management or substantial or controlling shareholders of the Company and he does not hold any other position with the Company or any of its subsidiaries and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Mr. Lee pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Lee that need to be brought to the attention of the shareholders of the Company.

The Company takes this opportunity to welcome Mr. Woo Chan Lee as alternate director to Mr. John Lawson Thornton.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zuo Xunsheng Chairman and Chief Executive Officer

Hong Kong, 1 August 2008

As at the date of this announcement, the Board of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.